Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-8 of Simmons First National Corporation for the registration of 3,550,000 shares of Simmons’ Class A common stock, $0.01 par value per share (“Common Stock”), reserved for issuance under the Amended and Restated Simmons First National Corporation 2023 Stock and Incentive Plan (“Amended and Restated 2023 Plan”), of our reports dated February 25, 2026, with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting, included in Simmons First National Corporation’s Annual Report on Form 10-K for the year ended December 31, 2025.

/s/ Forvis Mazars, LLP

Little Rock, Arkansas

May 14, 2026